May 16, 2022

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh

Stephen Krikorian

Patrick Faller

Jan Woo

Re:	Adit EdTech Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed March 22, 2022

File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated May 9, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022 (“Amendment No. 1”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 16, 2022

Amendment No. 1 to Registration Statement on Form S-4

General

1.

We note your response to prior comment 1 that GRIID does not currently intend to expand its mining operations to include digital assets other than bitcoin in the foreseeable future. Please revise your disclosure to clearly state whether GRIID has any present or intended business plans that include activities with or the holding of crypto assets other than bitcoin. As part of your response, please explain the reference on page 69 to your “business practices with respect to bitcoin and other cryptocurrencies.”

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 5, 20, 160, 183 and 197 in response to the Staff’s comment, and has deleted references to “and other cryptocurrencies” on pages 36, 49, 50, 54, 70 and F-58 of the Amended Registration Statement.

Cover page

2.

We note your response to prior comment 9. Please revise your cover page and summary of the proxy statement/prospectus to state that you will be a “controlled company” under the rules of the NYSE following the business combination.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on the cover page and on page 38 in response to the Staff’s comment.

Q: What equity stake will current ADEX stockholders, GRIID equity holders and Adit EdTech Sponsor, LLC..., page 9

3.

We note your response to prior comment 38. Please revise to clarify whether your revised disclosure takes into account the total potential ownership interest in the combined company of both your sponsor and affiliates of the sponsor, assuming exercise and conversion of all securities, or advise.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revised disclosure in Amendment No. 1 presents the total potential ownership interest in the combined company of both the Company’s sponsor and affiliates of such sponsor, since no affiliate of such sponsor holds any securities of the Company or GRIID. However, the Company has revised the Amended Registration Statement at pages 9, 31, 138 and 161 to correct an arithmetic error in the percentage ownership to be held by the Company’s sponsor in the full exercise scenario.

Q: What is the impact on relative stock ownership if a substantial number of public stockholders vote in favor of the merger..., page 9

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 16, 2022

4.

We note your response to prior comments 5 and 7. To show the potential impact of dilution from the exercise of the IPO warrants and private placement warrants, please expand your tabular presentation of the “warrant dilution” to assume the warrants have been exercised and show the resulting ownership for the holders identified in each of your redemption scenarios on a percentage basis.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 10 in response to the Staff’s comment.

Q: What interests do our sponsor, current officers and directors have in the merger?, page 12

5.

We note your response to prior comment 3. However, the revised disclosure does not appear to present the aggregate dollar amount in the post-merger company that affiliates of the sponsor may also have at risk that depends on completion of a business combination. Please revise or advise.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 13, 25, 75 and 136 in response to the Staff’s comment.

We are vulnerable to risks associated with climate change, severe weather conditions and natural and man-made disasters..., page 47

6.

We note your disclosure regarding Russia’s invasion of the Ukraine and that such events may negatively impact your business and financial prospects. We further note your disclosure on page 58 that one or more countries, including Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use bitcoin or to exchange them for fiat currency. Please describe in greater detail the impact of Russia’s invasion of the Ukraine on your business, including the impact to your supply chain, specific impacts from sanctions and export controls, and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Response to Comment 6: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 42, 47 and 48 in response to the Staff’s comment.

We may be exposed to cybersecurity threats and hacks, which could have a material adverse effect on our business, financial condition..., page 49

7.	Disclose the risk of potential cyber-attacks by state actors as a result of Russia’s ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyber-attacks.

U.S. Securities and Exchange Commission

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May 16, 2022

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 50 in response to the Staff’s comment.

Certain GRIID Projected Financial Information, page 132

8.

We note your response to prior comment 21. Please confirm whether or not the projections still reflect management’s views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections. In this regard, we note that a key assumption was that the price of bitcoin will increase by 1.8% per month, reaching $98,488.51 in 2024, but the current price of bitcoin is lower than your starting assumption of $50,000. Please also tell us if your projections accounted for any impairment losses you may have to record on your bitcoin holdings.

Response to Comment 8: The Company respectfully acknowledges the Staff’s comment and notes that its management used the financial projections set forth in the Amended Registration Statement as part of its comprehensive analysis and presented key elements of the forecasts to the Company’s board of directors as part of the board of directors’ review and subsequent approval of the merger. The Company has been periodically evaluating the growth estimates contained in the projections provided by GRIID. These projections were based on a number of assumptions, including an anticipated closing date for the merger, since consummation of the merger will unlock liquidity under GRIID’s credit agreement. The projections were also based on assumptions regarding the price of bitcoin and other relevant factors. The price of bitcoin has been highly volatile, and the consummation of the merger has taken longer than was anticipated in the assumptions used to prepare the projections, potentially impacting the achievability of the projections over the short term. We have added disclosure regarding these assumptions in the Amended Registration Statement including explicit disclosures concerning the assumptions made about the timing of the merger and the price of bitcoin and the risk that those assumptions may prove inaccurate because of delays in consummating the merger or volatility in the price of bitcoin. Nevertheless, based on favorable developments in other assumptions used to model the projections, including favorable trends in hash rate, management of the Company continues to believe that the long-term growth forecasted in the projections is achievable. Given management’s judgment that the projections remain achievable, the rapidly evolving market conditions, the historical price volatility of bitcoin and the extensive cautionary statements in the Amended Registration Statement, the Company does not believe that the projections need to be updated at this time. The Company advises the Staff that the projections did not account for any impairment losses for bitcoin holdings.

Unaudited Pro Forma Condensed Combined Financial Information, page 153

9.	Pro forma condensed statements of comprehensive income should only be presented for the most recent fiscal year. Please revise. Refer to Item 11-02(c)(2)(i) of Regulation S-X.

Response to Comment 9: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 166 and 168 to omit the condensed

U.S. Securities and Exchange Commission

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May 16, 2022

statement of comprehensive income for the year ended December 31, 2020 and the related footnote disclosure.

Environmental Initiatives, page 191

10.

We note your response to prior comment 30. Please clarify whether your reference to “our calculation” on page 191 relates to your statement that approximately 74% of the power consumed at your facilities is “carbon-free” and that this calculation takes into account power generated from the Data Black River facility over the same time period. Further, please clarify your disclosure on page 192 referring to the “power prices we reference” by indicating the power prices for your comparison.

Response to Comment 10: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 191 and 192 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID

Company Overview, page 197

11.

We note the revised disclosure in response to prior comment 26 stating, “The primary use of our free cash flow is to fund and support the growth of the business. Holding bitcoin on the balance sheet is a core piece of this strategy and we intend to look to grow this balance over time.” Please elaborate on how holding bitcoin, a non-cash asset, contributes to your free cash flow.

Response to Comment 11: The Company respectfully acknowledges the Staff’s comment and advises the Staff the revised disclosure was intended to be read in connection with the subsequent sentences which read “Holding bitcoin on the balance sheet is a core piece of this strategy and we intend to look to grow this balance over time. Once these have been retained on the balance sheet, the merits of various monetization strategies can be considered.”

Bitcoin Mining Results, page 201

12.

We note your response to prior comment 33 stating that your borrowings in bitcoin “were to be repaid in bitcoin and were fully repaid as of September 23, 2021.” However, we note your disclosure on page 204 that the “notes payable were amended and restructured during the third quarter of 2021, and, as a result, the bitcoin-denominated loans were replaced with U.S. dollar-denominated debt funding.” We further note your disclosure on page F-45 that the “proceeds from the First Tranche Loan were used to repay in dollars the aggregate outstanding balance under the existing Notes Payable Agreement.” Please revise your disclosure to clarify whether the bitcoin-denominated notes payable were fully paid off or were amended and restructured in U.S. dollar-denominated funding. Disclose the terms of the restructuring or repayment, as

U.S. Securities and Exchange Commission

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applicable, and indicate whether these payments were made with U.S. dollars or bitcoin. Please also tell us why you sought financing denominated in bitcoin and why you restructured or paid off your bitcoin-denominated financings instead of maintaining some borrowing in bitcoin or other crypto assets.

Response to Comment 12: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 204 in response to the Staff’s comment.

The lender specified as a condition to the original loan that a portion of the loan be bitcoin-denominated. Therefore, as GRIID’s business grew, GRIID determined that a U.S. dollar-denominated loan would be more aligned with the evolving economics of GRIID’s business.

Results of Operations for the Years Ended December 31, 2021 and 2020, page 205

13.	Please revise to label the denomination of the dollar amounts in the tables as thousands.

Response to Comment 13: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 205 in response to the Staff’s comment.

Non-GAAP Financial Measures, page 209

14.

We note the reconciling adjustment labeled as “decrease in fair value of cryptocurrency notes payable.” Please revise the description of this line item, as it does not appear that the fair value of your cryptocurrency notes payable decreased.

Response to Comment 14: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 210 in response to the Staff’s comment.

Liquidity and Capital Resources, page 211

15.	We note the Credit Agreement maintains certain covenants. Please disclose whether you are in compliance with your debt covenants.

Response to Comment 15: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 213 in response to the Staff’s comment.

16.

We note your response to prior comment 63. We also note that the definition of Supplemental Warrant in the credit agreement with Blockchain Access UK Limited states that such Supplemental Warrants will be “subject to anti-dilution protection

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reasonably acceptable to Blockchain if issued prior to the SPAC Transaction.” Please revise your disclosure to clarify whether any Supplemental Warrants have been issued to date and the applicable anti-dilution protection. Please also file the Annexes to the credit agreement filed as Exhibit 10.8 that are not attached thereto.

Response to Comment 16: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 212 in response to the Staff’s comment and has filed all annexes to the credit agreement.

Cash, Cash Equivalents and Cash Flows, page 214

17.

Please clarify your disclosure that indicates that the increase in the sales of cryptocurrencies contributed to the increase in the net cash used in operating activities for the year ended December 31, 2021 compared to the year ended December 31, 2020, considering you classify sales of cryptocurrencies as investing activities.

Response to Comment 17: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 214 in response to the Staff’s comment.

18.

We note your revised disclosures and response to prior comment 47. Please also revise your discussion of investing activities that indicates that bitcoin earned is reflected in operating activities to clarify that there are no cash flows from cryptocurrencies included in operating cash flows since the revenue recognized from earning bitcoin is a non-cash activity.

Response to Comment 18: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 214 and 215 in response to the Staff’s comment.

NEO Employment Agreements, page 227

19.	Please file Allan J. Wallander’s offer letter as an exhibit to your registration statement. Refer to 601(b)(10)(iii)(A) of Regulation S-K.

Response to Comment 19: The Company respectfully acknowledges the Staff’s comment and has filed Mr. Wallander’s offer letter as an exhibit to the Amended Registration Statement.

Beneficial Ownership of Securities, page 233

20.	Please revise to provide beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

May 16, 2022

Response to Comment 20: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 232 in response to the Staff’s comment.

Tax Considerations of the Merger to U.S. Holders of GRIID Limited Liability Company Membership Units, page 262

21.

We note your response to prior comment 41 and the short-form tax opinion filed as Exhibit 8.1, which states that the disclosures under the caption “Tax Considerations of the Merger to U.S. Holders of GRIID Limited Liability Company Membership Units” are the opinion of Troutman Pepper Hamilton Sanders LLP. Please revise the tax disclosure in your registration statement to remove language that “generally” certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also revise the disclosure in your registration statement “assuming that the merger qualifies as an exchange described in Section 351(a) of the Code.” The opinion may not assume the tax consequence at issue or any legal conclusion underlying the opinion. Refer to Section III.B.2 and III.C.3 of Staff Legal Bulletin No. 19.

Response to Comment 21: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 261, 262 and 263 in response to the Staff’s comment.

Adit EdTech Acquisition Corp.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Net Loss Per Share of Common Stock, page F-11

22.

Please disclose the amount of any potentially dilutive securities as of December 31, 2021 that were not included in the computation of diluted loss per share because to do so would have been antidilutive for the period. Refer to ASC 260-10-50-1(c).

Response to Comment 22: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-12 in response to the Staff’s comment.

Note 4 - Private Placement, page F-14

23.

In response to prior comment 25, you indicate that private placement warrants held by permitted and non-permitted transferees may exercise the warrants for cash or cashless upon redemption. However, as noted in the Amended and Restated Warrant Agreement filed as Exhibit 4.1 to the Form S-4 filed December 23, 2021, only the private placement warrants may be exercised for cash or on a cashless basis at the holder’s option at any time, and once a private placement warrant is transferred to a holder other than a permitted transferee, it shall be treated as a public warrant for all

U.S. Securities and Exchange Commission

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purposes. As the change in the ability to cashless exercise at any time at the holder’s option to only being able to exercise on a cashless basis in limited situations results in the Step 2 settlement provision issue under ASC 815-40-15-7C through 7G, please clarify these terms in your disclosure.

Response to Comment 23: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-14 in response to the Staff’s comment.

Griid Infrastructure LLC and Subsidiaries

Consolidated Statements of Operations, page F-25

24.	We note your response to prior comment 44 and continue to evaluate your analysis. Consolidated Statements of Cash Flows, page F-28

Response to Comment 24: The Company respectfully acknowledges the Staff’s comment.

25.	We note your response to prior comment 45 and continue to evaluate your analysis.

Response to Comment 25: The Company respectfully acknowledges the Staff’s comment.

Notes to Consolidated Financial Statements

Note (3) Basis of Presentation, Summary of Significant Accounting Policies and Recent

Accounting Pronouncements

Cryptocurrencies, page F-33

26.

We note your response to prior comment 46. Further explain why your policy of testing for impairment at the end of the day complies with ASC 350. In this regard, ASC 350-30-35-19 specifies that an impairment exists when fair value is below carrying value and ASC 350-30-35-18 indicates intangible assets should be tested for impairment at any time events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Response to Comment 26: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID considered the AICPA Practice Aid, Accounting for and Auditing of Digital Assets, Question 6 in establishing GRIID’s policy for impairment testing. Between annual periods, it is not uncommon for the fair value of cryptocurrency assets to fluctuate, either up or down. For example, if bitcoin is traded on an exchange where there are observable prices in an active market, a decline in the quoted price below an entity’s cost is generally viewed as an indicator of possible impairment.

In determining whether a bitcoin should be impaired, GRIID compares the per unit carrying value of bitcoin to the fair value of that bitcoin which is measured daily in accordance with GRIID’s fair value measurement policy. If the market price is below the

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per unit value of the bitcoin, it is more likely than not that the bitcoin is impaired. However, such a decline may be very short term and could recover within minutes or hours. GRIID has informed the Company that assessing every change in price is not a reasonable or operationally feasible approach, considering the volatility of digital asset prices.

Accordingly, GRIID tests bitcoin for impairment on a daily basis. In order to implement GRIID’s policy described above, GRIID performs a look back test by comparing the carrying value of the bitcoin as of month-end to the respective bitcoin’s fair values as of 11:59 PM UTC from each day during the month for which GRIID held the respective bitcoin. In establishing its accounting policy, GRIID has considered 11:59 PM UTC to be akin to a market closing price consistent with how other entities may measure impairment of securities that have readily determinable market prices.

An impairment loss is recorded if the fair value of the bitcoin at the aforementioned daily point in time during the month (for which GRIID held the bitcoin) is less than its carrying value as of month-end. GRIID’s management consistently applies this framework in each subsequent reporting period after the initial recognition of bitcoin.

Revenue Recognition, page F-35

27.

You indicate in response to prior comment 51 that GRIID’s primary pool processed approximately 99% of its hash. Please reconcile this to your disclosure of the concentration of revenue generated from certain mining pool operators on page F-32.

Response to Comment 27: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID’s response to prior comment 51 (“Foundry USA pool (GRIID’s primary pool), which processes approximately 99% of its hash”) was referring to the current percentage, not a historical percentage. The aforementioned financial statement footnote disclosure on page F-33 of the Amended Registration Statement provides accurate concentration of mining revenue data by pool for the years ended December 31, 2021 and 2020.

28.

We note your revised disclosure in response to prior comments 53 and 55. You indicate in the second full paragraph on page F-36 that providing computing power represents your only performance obligation in your contracts with mining pool operators. However, you further state that, under the PPLNS model, “...the Company’s performance obligation is viewed as providing computing power for the recording of an individual block.” In the discussion of the FPPS model, please also clarify your performance obligation(s).

Response to Comment 28: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-36 and F-37 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

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29.

We note your revised disclosure and responses to prior comments 51 and 52. Please explain how you determined that the performance obligation under your contract with the pool operator to provide computing power is satisfied over time. Address ASC 606-10- 25-27.

Response to Comment 29: The Company respectfully acknowledges the Staff’s comment and advises the Staff that with respect to customer contracts with pools following the FPPS model, the sole performance obligation of providing computing power to the mining pool is satisfied over the course of each 24-hour period, at which time the contract renews, and a new performance obligation begins, and follows the same pattern daily thereafter in perpetuity until the contract is terminated by either party.

Under ASC 606-10-25-27, control is transferred over time if one of the following criteria is met:

1) The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs

2) The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced

3) The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

GRIID has determined that the first criterion above has been satisfied since the pool operator, as the customer, simultaneously receives and consumes the benefits provided by GRIID’s contribution of hash rate.

30.	As a follow-up to your response to prior comment 51, please modify your disclosure to clarify the following related to contracts under the FPPS model:

•	During the periods presented, you provided computing power to a single pool operator;

•	The payment terms in your contract with the pool operator and how those payment terms are linked to Coordinated Universal Time (UTC); and

•	For purposes of determining your compensation under the contract, whether computing power you provide during one UTC day can be combined with computing power provided during another UTC day.

Response to Comment 30: The Company respectfully acknowledges the Staff’s comment and requests that the Staff consider the clarifications below and the revised Amended Registration Statement at page F-37:

U.S. Securities and Exchange Commission

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•

The Company’s response to prior comment 51 (“Foundry USA pool (GRIID’s primary pool), which processes approximately 99% of its hash”) was referring to the current percentage, not a historical percentage. The aforementioned footnote disclosure at page F-33 provides accurate concentration of mining revenue data by pool for the years ended December 31, 2021 and 2020.

•

The terms of the contracts specify that the performance and payment are measured daily and are calculated from midnight-to-midnight UTC time, and GRIID receives its compensation one hour later at 1:00 AM UTC time.

•	Payments are associated with computing power provided during one UTC day and not combined with those for previous days.

31.	As a follow-up to your response to prior comment 51, please clarify for us and consider the need for revised disclosure of:

•	What the disclosed phrase “due to the continuous nature” in your accounting policy means;

•	The alternatives implied by your reference in your disclosed accounting policy to “generally;”

•

Whether you have the right under your contract with the pool operator to decide at what point time and for what duration you will provide computing power, including whether you can start and stop providing computing power during a day, whether you can stop providing computing power for one or more days and then resume providing it; and if you choose to provide computing power during a day, whether you are required to start providing it at UTC 0:00:00;

•	How your evaluation of contract inception and contract duration considered your rights, if any, to determine when to commence and cease providing computing power; and

•

How “the total bitcoin that could have been mined using the Company’s computing power,” is determined under the contract. In your reply, consider providing an illustrative example of FPPS and contrast it with an example of PPLNS.

Response to Comment 31: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows, and accordingly, the Company respectfully believes that no additional disclosures are warranted at this time:

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•	The disclosed phrase “due to the continuous nature” in GRIID’s accounting policy indicates that its mining equipment is intended to be operational in the provision of computing power 24 hours a day.

•

The uncommon situation in which a performance obligation is not satisfied in a 24-hour period would relate to (i) miners going offline, and/or (ii) GRIID switching from providing computing power from one pool operator to another pool operator mid-day, which GRIID anticipates will be infrequent in occurrence.

•

GRIID has the right under its contract with the pool operator to decide (i) at what points in time and for what duration it will provide computing power, including whether it starts and stops providing computing power during a given day, (ii) whether it stops providing computing power for one or more days and then resumes providing it; and (iii) if it chooses to provide computing power during a given day, is the terms of the contract do not require that GRIID starts providing at UTC 0:00:00.

•

Daily earnings are calculated from midnight-to-midnight UTC time, and the sub-account balance is credited one hour later at 1 AM UTC time. As a result, GRIID has determined that contract inception is at UTC 0:00:00 and contract duration is 24 hours regardless of the time at which a miner starts providing hash rate and how much hash rate is provided during that 24 hour period.

•	The following provides an illustrative example of FPPS:

The above can be found at https://faq.foundryusapool.com/article/10/what-is-foundry-usa-pools-payout-methodology.

32.

We note from your response to prior comment 49 that “under the FPPS approach, standard transaction fees are calculated within a specified timeframe (i.e., 24 hours for GRIID), and distributed to miners. These transaction fees represent the total of fees paid by users of bitcoin to execute transactions.” Tell us and disclose how you measure and recognize revenue associated with standard transaction fees. Also revise to disclose the amount of revenue recognized from mining rewards separately from the amount recognized from standard transaction fees.

Response to Comment 32: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the total daily earnings consist of two parts: (i) “Pay-per-Share

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Base Amount” (which accounts for the block subsidy component) and the digital transaction fee reward (which represent an overall insignificant amount of total revenue earned under the contract), which are received simultaneously. GRIID has advised the Company that it does not record these items separately, which it believes is consistent with industry practice. Accordingly, the Company respectfully believes that no additional disclosures are warranted at this time.

33.

In response to prior comment 49, you indicate that, to date, your mining pool operator has not charged a pool operator fee to its miners. However, we note that cryptocurrency mining revenue is presented net of mining pool operator fees of $21 and $5 for the years ended December 31, 2021 and 2020, respectively. Please clarify what the mining pool operator fees presented as contra-revenue represent.

Response to Comment 33: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID’s current pool operator can contractually charge both digital asset transaction fees and pool operator fees, together “mining pool operator fees.” GRIID’s primary pool currently only charges fees on digital asset transaction fees. This fee represents the $21,000 and $5,000 of mining pool operator fees for the years ended December 31, 2021 and 2020, respectively. Mining revenue is not currently assessed a pool operator fee.

34.

You indicate in response to prior comment 49 that both the pool operating fees and digital asset transaction fees are reflected as a reduction of revenue. Please revise the disclosure on page F-36 within your discussion of the PPLNS Model that continues to indicate that cryptocurrency transaction fees to the mining pool operator are recorded as a component of cost of revenues.

Response to Comment 34: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-36 in response to the Staff’s comment.

35.

We note your response to prior comment 49. Your disclosure at the top of page 199 indicates that the “mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool” and “fees are paid to the mining pool operator to cover the costs of maintaining the pool.” Please clarify whether these fees are compensation for material rights in your contract regarding any distinct services that are transferred to you by the pool operator and the payment terms for such services in your contract. Refer to ASC 606-10-25. Also, in order to help us further evaluate your assertion that the operating pool and transaction asset fees represent consideration payable to a customer, please reconcile your disclosure on page 202 indicating that you pay fees to the mining pool operators, as well as the reconciling item of cryptocurrencies for mining pool operating fees on page F-40, with your disclosure indicating that you receive a single amount from the pool operator. That is, clarify whether the single amount (i.e., net fees received) represents the transaction price paid to you in satisfaction of your

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performance obligation to the pool operator and if the amounts retained by the pool operator relate to its activities it must undertake to fulfill its contract with you. Please also provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2; that is, based on your contract with the pool operator, please tell us the amount of consideration to which you are entitled for providing computing power to the pool operator.

Response to Comment 35: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the primary pool currently being utilized by GRIID pays out according to the FPPS payout method. As previously noted, daily earnings are calculated from midnight-to-midnight UTC time, and the sub-account balance is credited one hour later at 1 AM UTC time.

Total daily earnings consist of two components: 1) “Pay-per-Share Base Amount” (which accounts for the block subsidy component) and 2) “Tax Fee Reward” (which accounts for the transaction fees).

The primary pool utilized by GRIID has not historically charged GRIID operating pool fees, including for the 2021 and 2020 years reported within Amendment No. 1. As a result, GRIID has not completed its evaluation of the future accounting implications of these fees. GRIID will evaluate the appropriate accounting for these fees once the main pool begins charging for them.

The primary pool utilized by GRIID has historically charged GRIID a de minimis amount of charges for digital asset transaction revenue totaling $21,000 for 2021, and $5,000 for 2020. Due to the immaterial nature of these fees, GRIID has recorded the fees net of revenue, which is consistent with how the fee is settled with the customer.

36.

As a follow-up to your response to prior comment 51 and your disclosed accounting policy for PPLNS, please modify your disclosure to also clarify whether the fair value of the consideration at time of receipt differs materially from its fair value at the commencement of the block verification attempt, which your disclosure suggests occurs every 10 minutes.

Response to Comment 36: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the following paragraph at page F-38 “Fair value of the cryptocurrency award received is determined using the market rate of the related cryptocurrency at the time of receipt, which is not materially different from when the pool operator successfully records a block, at which time the Company is due compensation, due to the short-term nature (approximately 10 minutes) of the performance obligation.”

Note 10. Debt, page F-44

U.S. Securities and Exchange Commission

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May 16, 2022

37.

We reissue prior comment 58, as the revised disclosures do not appear to be fully responsive to our comment. Describe the material rights and obligations of both parties to the borrowings. Indicate whether collateral was required. Explain how you were accounting for the borrowed bitcoin and collateral, if any. Cite the literature that supports your accounting. Provide us with a summary of the accounting entries for the borrowing of bitcoins through its repayment, including the impact on each of your financial statements. This summary should specify the transactions in bitcoin and those in cash. Consider revising your disclosure to state how the borrowed cryptocurrency was accounted for and the balance sheet line item it was presented in. In addition, please tell us the basis for characterizing the change in the fair value of cryptocurrency notes payables as unrealized and realized on your statements of operations.

Response to Comment 37: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

Describe the material rights and obligations of both parties to the borrowings — GRIID believes that its current disclosures are in compliance with the disclosure requirements of ASC 470. The Company also advises the Staff that additional disclosure in the Amended Registration Statement describing the material rights and obligations of both parties to the borrowings is included at page 211 under the heading “Liquidity and Capital Resources.”

Indicate whether collateral was required — GRIID believes that its current disclosures are in compliance with the disclosure requires of ASC 470. The Company also advises the Staff that an indication as to the requirement of collateral is included at page 212 under the heading “Liquidity and Capital Resources - Guarantees.”

Explain how you were accounting for the borrowed bitcoin and collateral, if any. — Loans denominated in bitcoin were reported within cryptocurrency notes payable on GRIID’s consolidated balance sheets. The cryptocurrency borrowings were accounted for as hybrid instruments, with a liability host contract that contained an embedded derivative based on the changes in the fair value of the underlying cryptocurrency. The host contract was accounted for as a debt instrument and was recorded at its carrying value and reported in cryptocurrency notes payable on the consolidated balance sheets. The embedded derivative was accounted for at fair value, with changes in fair value recognized in other income (expense) in the consolidated statements of operations. The embedded derivatives were included in cryptocurrency notes payable in the consolidated balance sheets. These borrowings bore a fee payable by GRIID to the lender, which was based on a percentage of the amount borrowed and was denominated in the related cryptocurrency borrowed. The borrowing fee was recognized on an accrual basis and was recorded as interest expense within other income (expense) in the consolidated statements of operations, using the effective interest method.

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Cite the literature that supports your accounting. The principal accounting and interpretative guidance applied in this analysis:

•	ASC 470, Debt

•	ASC 815, Derivatives and Hedging

•	ASC 825, Financial Instruments

•	ASC 835, Interest

•	ASC 860, Transfers and Servicing

•	AICPA Practice Aid, Accounting for and auditing of Digital Assets (“AICPA Practice Aid”)

•	FASB Concepts Statement No. 6, Elements of Financial Statements (“FASB Concept 6”)

Provide us with a summary of the accounting entries for the borrowing of bitcoins through its repayment, including the impact on each of your financial statements. This summary should specify the transactions in bitcoin and those in cash. – The Company respectfully requests that the Staff review the spreadsheet it has provided to the Staff, which summarizes GRIID’s monthly accounting for the Blockchain loans.

Consider revising your disclosure to state how the borrowed cryptocurrency was accounted for and the balance sheet line item it was presented in. Please refer to “Cryptocurrency Borrowings” on page F-38 of the Amended Registration Statement which is contained within Footnote 3 – Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements.

In addition, please tell us the basis for characterizing the change in the fair value of cryptocurrency notes payables as unrealized and realized on your statements of operations. – The monthly fair value adjustments to the embedded derivative were characterized as an unrealized gain or loss. GRIID recorded a realized loss when the bitcoin-denominated loans were converted into U.S. Dollar denominated loans.

38.

Please reconcile your disclosures to the related amounts disclosed on your statements of cash flows for the years ended December 31, 2021 and 2020. In this regard, clarify if your borrowings under the Second Tranche Cryptocurrency Note Payable entered into on July 1, 2020 were denominated in cryptocurrency and why the $2,400 is reflected as a cash inflow in your financial statements. In addition, it appears you borrowed $43,746 thousand under the First Tranche Loan and repaid $33,746 thousand of the aggregate outstanding balance under the existing Notes Payable Agreement in dollars. Refer to ASC 230-10-45-27. Please revise as necessary.

Response to Comment 38: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the borrowings under the Second Tranche Cryptocurrency Note Payable entered into on July 1, 2020 were denominated in cryptocurrency; however, GRIID received the proceeds from the loan in U.S. dollars. As a result, the $2.4 million funding amount is reflected as a cash inflow from financing activities in the

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consolidated statement of cash flows for the year ended December 31, 2020. The $33.7 million represents the aggregate outstanding balance under the Amended and Restated Notes Payable Agreement (of which $11.8 million was denominated in U.S. dollars and $21.9 million represented the fair value of the bitcoin denominated debt), at the time the Second Amended and Restated Loan Agreement was executed. The Second Amended and Restated Loan Agreement restructured the $33.7 million cryptocurrency-denominated balance outstanding so that it was instead denominated in U.S. dollars. It also provided for an additional $10 million (dollars, not cryptocurrency) of funding that was used to pay an initial deposit of $10 million to satisfy a requirement within a separate supply agreement with a vendor as noted on page F-46.

GRIID considered the guidance under ASC 230-10-45-27.

The embedded derivative in the cryptocurrency notes payable was not designated as a hedge as noted within Footnote 11. The additional $10 million received under the Second Amended and Restated Loan Agreement was classified as a financing activity on GRIID’s Consolidated Statement of Cash Flows for the year ended December 31, 2021. More specifically, it is included as part of the $12 million of “Cash proceeds from issuance of U.S. dollar notes payable” within the financing activities section in accordance with ASC 230-10-45-27.

39.

We note that under the Hosting Agreement, the lender will receive the bitcoin mined from the miners, less a hosting fee paid back to the Company. Tell us the amount, if any, of mined bitcoin under this agreement to date. Provide us with a detailed analysis of how you are accounting for the Hosting Agreement, and cite the literature that supports your accounting. In this regard, tell us what consideration you gave to whether the Hosting Agreement is or contains a lease, and provide us with your principal versus agent analysis. As part of your analysis, please tell us what you consider to be the specified goods or services to be provided to the lender and which party has the ability to direct the use of the good or service and obtains substantially all of the remaining benefits from them.

Response to Comment 39: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID began mining under the Hosting Agreement (now referred to as the Mining Services Agreement) on April 12, 2022.

The Authoritative and Non-Authoritative and Interpretive Guidance GRIID considered included:

•	Accounting Standards Codification Topic 606 (“ASC 606”), Revenue from Contracts with Customers

•	Accounting Standard Codification Topic 842 (“ASC 842”), Leases

•	Accounting Standards Codification Topic 815 (“ASC 815”), Derivatives and Hedging

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•	Accounting Standards Codification Topic 340 (“ASC 340”), Other Assets and Deferred Costs

•	EY, Financial Reporting Developments: Lease accounting (“EY Leases FRD”), December 2021

•	EY, Financial Reporting Developments: Revenue from contracts with customers (“EY Revenue FRD”), September 2021

•	EY, Financial Reporting Developments: Derivatives and heading after the adoption of ASU 2017-02, Targeted Improvements to Accounting for Hedging Activities (“EY Derivatives FRD”), July 2021.

A summary of the accounting conclusions reached is as follows:

Accounting consideration	Summary of accounting conclusions

Is the provision of Hosting Services within the scope of ASC 606? Who is the Customer?	GRIID’s arrangement is within the scope of ASC 606, and Blockchain is the Customer. This arrangement is not within the scope of other guidance noted in ASC 606-10-15-2.

Does the arrangement meet the definition of a contract with a customer under ASC 606?

The Agreement meets the definition of a contract under ASC 606 and has a contract duration of 90 days.

Note: The term commences on March 23, 2022 and continues through February 28, 2027; however, the Customer has a right of termination with 90-day notice without incurring any penalties or termination fees.

How are contracts entered into at or near the same time with the same customer accounted for?	Not applicable — GRIID only has one contract governing the Hosting Services provided to the Customer.

How are contract modifications accounted for?	If the Agreement is amended, GRIID will analyze the modification at that time.

What is the performance obligation(s)?	GRIID is providing a series of distinct Hosting Services.

Is GRIID deemed to be principally responsible satisfying the performance obligations?	No other parties are involved with providing the Hosting Services; therefore, the Company is deemed Principal – associated revenues and expenses are recorded gross.

Does GRIID provide a service type warranty that results in a separate performance obligation?	There is no service-type warranty mentioned in the Contract.

Does GRIID provide an option that grants a material right?	The contract does not contain any options for the user to acquire additional goods or services for free or at a discount that they would not otherwise receive.

What is the base transaction price?	GRIID’s management has decided to forego estimating the minimum fee at contact inception, based on materiality and the following factors: (1) the contract duration (i.e., 90 days, for which the revenue would be recognized) and the low degree of probability that the minimum amount of electricity usage will not be exceeded by the Customer’s Miners. In the event the minimum electricity usage isn’t achieved, the revenue will be recognized in that period.

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How does variable consideration impact the transaction price?

Variable consideration includes:

•  Customer operating expenses (reimbursable)

•  Profit share fee

○    Note: Refer to non-cash consideration below

•  Power reimbursements

•  Performance standard fee

○    Note: Potential refund to the Customer.

Consideration is not estimated / recognized until the constraint is lifted (i.e., month-end when costs are known and day-end when the amount of bitcoin mined is known).

Is there a significant financing component associated with the payment terms?	There is no significant financing component.

Does GRIID receive noncash consideration from the Customer?	There is no consideration payable to customer; refer to Section 3.2 above for potential refunds to customers (in bitcoin).

Does GRIID have any obligation to remit funds to the Customer?	There is no consideration payable to Customer in relation to the contract; GRIID’s management will assess the Performance Standard Fee as variable consideration due to the nature (i.e., guaranteed performance) and payout substance (i.e., bitcoin).

Is an allocation of the transaction price to multiple performance obligations required?	There is only one performance obligation (i.e., Hosting Services) identified in the contract; therefore, step 4 isn’t applicable.

When will revenue be recognized?	Revenue is recognized over-time, utilizing the right to invoice practical expedient (i.e., output method).

Should an asset be recognized for costs incurred to obtain a contract?	There are no costs that qualify as costs to obtain a contract; therefore, all applicable costs are expensed as incurred.

Should an asset be recognized for any costs to fulfill a contract?	There are no costs that qualify as costs to fulfill a contract; therefore, all applicable costs are expensed as incurred.

Is there an embedded lease in the Agreement regarding the warehouse space?	No, there is not an embedded lease contained within the Agreement related to the facility space.

Is there an embedded lease in the Mining Services Agreement related to the mining equipment?	No, there is not an embedded lease contained within the Agreement related to the Customer miners.

Is the Electric Service Contract (“ESC”) between Ava Data and Lenoir City Utilities Board a derivative under ASC 815?	The Agreement between GRIID and the customer does not meet the definition of a derivative as there is no net settlement provision.

Note 12. Fair Value Hierarchy, page F-48

40.

Please revise to also provide the fair value hierarchy disclosures in ASC 820-10-50 related to your impairment assessments of cryptocurrency and mining equipment as well as the valuation of cryptocurrency notes payable.

Response to Comment 40: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages F-50, F-51 and F-52 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

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May 16, 2022

41.

We note that fair value of member unit is a significant unobservable input to the measurement of the warrant liability. Please provide quantitative information about this significant unobservable input. Refer to ASC 820-10-50-2(bbb)(2).

Response to Comment 41: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-51 in response to the Staff’s comment.

Note 15. Unit-based Compensation, page F-50

42.

Please refer to your response to prior comment 62. As previously requested, please tell us how the estimated fair value per share compares to your valuations. As part of your response, explain the reasons for the difference in the grant date fair value of your incentive units and your most recent valuation. Identify intervening events and circumstances that support the change in the fair market value of the underlying units. Continue to provide us with updates to your analysis for all equity-related transactions through the effectiveness date of the registration statement.

Response to Comment 42: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID engaged a third-party valuation firm in February 2021 to perform a valuation analysis (the “February Valuation”). The valuation firm determined that GRIID had an overall valuation of less than $5 million as of February 22, 2021 (the “Valuation Date”). The only incentive units issued by GRIID to date were issued in April 2021. As of the date of the issuance of the incentive units, GRIID determined that there were no intervening events or circumstances between the Valuation Date and the date of issuance of the incentive units in April 2021 that would cause a change in the valuation of GRIID. More specifically, at the time of such issuances, GRIID had minimal operations and was essentially testing its business model and trying to determine scalability. GRIID did not begin developing its business model until April 2021, which was not completed until approximately five months later. GRIID’s main source of capital during that time was a loan agreement with Blockchain Access UK Limited. At the time of the February Valuation, the total amount due under the loan was approximately $34 million, of which approximately $4 million was denominated in bitcoin. The portion of the loan denominated in bitcoin had ongoing bitcoin deposit requirements, meaning that as the price of bitcoin rose, the aggregate loan amount would also increase. As such, the incentive units granted in April 2021 were granted using the February Valuation. Following the issuance of incentive units in April 2021, there have been no other issuances of incentive units by GRIID nor have there been any other valuation analyses.

Note 16. Commitments and Contingencies

Data Black River Development and Operation Agreement, page F-51

U.S. Securities and Exchange Commission

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43.

We note your response to prior comment 29. Please provide us with a detailed accounting analysis of how you are accounting for the Data Black River Development and Operation Agreement, citing the accounting literature relied upon. Specifically address the following:

•

We note that you record your revenue share under the agreement on a net basis, which is net of the portion of revenue share allocated to HDP as the Company is considered an agent. Please elaborate on the nature of the promise(s) in the agreement and tell us who controls the service(s) prior to transfer to the customer. Explain your role in the mining of bitcoin for the parties’ respective payout accounts.

•

As previously requested, please provide us with a detailed accounting analysis of whether the Data Black River Development and Operation Agreement contains a lease under ASC 842. Explain in detail how you concluded that there are no material assets leased under the development and operation agreement as defined under ASC 842. In this regard, provide us with your analysis of whether you have the right to control an identified asset in your use of the Premises and your use of the HDP mines.

•

Response to Comment 43: The Company respectfully acknowledges the Staff’s comment and advises the Staff that GRIID has concluded that operating activities under the Data Black River Development and Operation Agreement (“D&O Agreement”) between Data Black River LLC (“DBR”), as service provider, and Helix Digital Partners, LLC (“HDP”), as customer (together, the “Parties”), should be accounted for under ASC 606, Revenue from Contracts with Customers. GRIID records revenue related to the Revenue Share Payout from the arrangement on a net basis and separately reports Management Fee revenue recognized on the face of its Consolidated Statement of Operations.

Under Step 1, the D&O Agreement represents a contract with a customer, since it represents an agreement between two or more parties that creates legally enforceable rights and obligations.

Under Step 2, GRIID has determined that it has one single performance obligation under the D&O Agreement: To provide mining services to HDP, as part of the Project, on a monthly basis.

Under Step 3, in exchange for providing mining services, GRIID (through DBR) is entitled to a $25,000 monthly management fee that is paid from the mining revenue. DBR is also entitled to a share of the mining revenue generated from performing these activities, based upon a formula specified in the D&O Agreement. In relation to the D&O Agreement, it is not probable that a significant reversal of cumulative revenue will not occur in relation to the monthly management fee that DBR receives for mining services to HDP. This is set at a fixed amount of $25,000 per month but is dependent upon DBR providing a full month’s worth of mining services. The revenue share that DBR receives

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from the mining revenue represents variable consideration and is determined at the end of each month, the methodology of which is laid out in Section 4.3 of the D&O Agreement. For the revenue share, because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining revenue is distributed and DBR delivers a report to HDP laying out the calculation of the mining revenue distributed to each Party in accordance with Section 4.3 of the D&O Agreement.

Under Step 4, GRIID allocates 1) the $25,000 monthly management fee, and 2) the variable payment received (the Company’s share of bitcoin mining revenue earned, which the Company presents as cryptocurrency mining revenue) to the sole performance obligation under the D&O Agreement, mining services.

Under Step 5, GRIID’s sole mining services performance obligation is satisfied over time. As a result, GRIID recognizes related revenue each month in conjunction with the mining services it provides for that month.

Regarding the Staff’s specific request to provide additional explanation as to why GRIID has accounted for its revenue share under the D&O Agreement on a net basis, GRIID notes that while it has full control over the operations utilizing the mining equipment contained within the HDP mines to mine bitcoin under the D&O Agreement, the mining pool, not GRIID, directs the activities, pricing structure, payout options, and the use of software to solve and earn each block, for pool participants. Further, DBR and HDP established a joint bitcoin mining pooling account in the names of both HDP and DBR and all mining revenue derived from the project mines shall be deposited into such pooling account. No physical bitcoin will be held jointly by the Parties. As such, GRIID is considered an agent rather than principal in the arrangement and records the revenue share earned under the arrangement on a net basis, that is net of the portion of the revenue share payout earned by HDP.

Regarding the Staff’s specific request to provide a detailed accounting analysis of whether the D&O Agreement contains a lease under ASC 842, Leases, GRIID’s assessment is summarized as follows.

GRIID has evaluated whether there is an embedded lease associated with the right for DBR to use the premises, HDP mines and containers in its provision of mining services under the D&O Agreement as follows:

•	Step 1: Is there an identified asset? Yes - In the situation being considered, the identified asset represents the Premises (land) on which the HDP mines are situated, and the HDP mines themselves.

•

Step 2: Does the customer have the right to obtain substantially all of the economic benefit from use of the asset throughout the period of use? Yes - Under the Project, based upon the relative total amounts contributed by each of the Parties to fund the costs and

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expenses to develop the project mines, the mining revenue is shared between DBR and HDP. Thereby, based upon applying this contractually prescribed formula, DBR obtains substantially all of the economic benefits from using the premises throughout the period of use.

•

Step 3: Does the customer or the supplier have the right to direct how and for what purpose the identified asset is being used throughout the period of use? HDP (the customer) doesn’t have the right to direct how and for what purpose the identified asset is being used. How and for what purpose the asset will be used is contractually predetermined. It must be used for bitcoin mining activities. If DBR decided to change how and for what purpose the asset was being used, HDP would have the right to immediately cancel the contract.

Regarding whether the customer designed the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use, the HDP mines were designed specifically for mining bitcoin. If DBR does not mine bitcoin then HDP has the right to cancel the D&O Agreement and could find another company perform the bitcoin mining services DBR is performing.

•

As a result, GRIID has concluded that the D&O Agreement contains an embedded lease as defined under ASC 842. In making this determination, GRIID considered that the contract provides for specific identified assets for which the customer has the right to obtain substantially all of the economic benefits from the use of the asset and the customer has the ability to direct how and for what purpose the assets are used because the asset is designed in a way that predetermines how and for what purpose the asset will be used throughout the period of use.

GRIID notes that the embedded lease is solely a lease of a small piece of adjacent land, the value of which was determined to be immaterial, and was determined by referencing the current fair value of land within close proximity of this location. Thus, GRIID passed on recording an Right of Use asset and lease liability for the embedded lease.

*****

Please contact me at (202) 662-6000 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kerry S. Burke
Kerry S. Burke
Covington & Burling LLP

U.S. Securities and Exchange Commission

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May 16, 2022

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Brian K. Rosenzweig, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP